[HEIN & ASSOCIATES LLP LETTERHEAD]

April 11, 2000

Securities and Exchange Commission
Washington, D.C. 20549

We are previously principal accountants for Telescan, Inc., and on February 25, 2000, we reported on the consolidated financial statements of Telescan, Inc. and Subsidiaries as of December 31, 1999 and December 31, 1998, and for each of the years in the three-year period ended December 31, 1999. On April 10, 2000, our appointment as principal accountants of Telescan, Inc. was terminated. We have read Telescan, Inc's statements included under Item 4 of its Form 8-K dated April 10, 2000, and we agree with such statements, except that we are not in a position to agree or disagree with Telescan, Inc.'s statement that the change was approved by the Audit Committee of the Board of Directors and the statements relating to the appointment of Arthur Andersen, LLP as independent accountants for the Company.

Respectfully,

/s/ HEIN & ASSOCIATES LLP
HEIN & ASSOCIATES LLP
Certified Public Accountants